Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

RECEIVED
2004 JUN 21 P 12: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 11, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04030839

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- Notice of Granting Stock Option (Subscription Rights of New Shares)
- Notice of Changes of Officers
- Notice of Convening the 56th General Meeting of Shareholders

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

dlw 6/22

Sincerely,

Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

Dear Sirs and Madams

May 20, 2004

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Yukio Takashima
TEL: (025) 524-5124

Notice of Granting Stock Option (Subscription Right of New Shares)

The Company adopted, at the Board of Directors meeting held on May 20, 2004, a resolution to propose to the general meeting of shareholders to be held June 29, 2004, as set forth below, an issuance of subscription rights of new shares with particularly favorable conditions without consideration to those other than shareholders for the purpose of granting stock options under the provisions of the Commercial Code, Article 280-20 and Article 280-21. Accordingly, the Company sends you this notice.

1. Reasons for Issuance of Right to Subscribe for New Shares to those other than Shareholders with particularly preferential conditions.
   In order to increase the motivation and morale as regards for improvement of the performance of our group as well as to secure capable human resources, we will issue rights to subscribe for new shares as stock options without consideration to the employees of the Company and the Directors and employees of affiliated companies.

2. Outline of Issuance of Rights to Subscribe for New Shares
   (1) Those who will be allocated the right to subscribe for new shares
   Among the employees of the Company and the Directors and employees of affiliated companies, those who have been approved by the Board of Directors.
   (2) Type and number of shares which are the object of the right to subscribe for new shares
   233,400 shares of common stock of the Company shall be the maximum.
   (3) Total number of rights to subscribe for new shares to be issued
   2,334 rights (number of shares, which is the object of one right to subscribe for new shares, shall be 100 shares) shall be the maximum.
   (4) Issue Price of Right to Subscribe for New Shares
   Without consideration
   (5) Amount to be paid in at the time of exercise of rights to subscribe for new shares
   The amount to be paid in at the time of exercising the right to subscribe for new shares shall be the amount obtained by multiplying the paid-in amount per share, which will be determined at the date of issue of a right to subscribe for new shares, by the number of shares which is the object of one right to subscribe for new shares. Paid-in amount per share shall be an amount obtained by a simple average of the final price of the previous day of issuance of the right to subscribe for new shares, with respect to the common stock transactions of the Company at the Tokyo Stock Exchange, and the price within the six (6) most recent days in which the final price closes (if there was no final price on the previous day, the seven (7) most recent days prior to that date) multiplied by 1.05, and

an amount below one yen shall be rounded up. If the price is below the final price of the previous day (if there was no final price on the previous day, the final price of the most recent day) of the issue date of a right to subscribe for new shares, however, the price shall be the final price of the previous day of the date of issue of a right to subscribe for new shares.

In this regard, after the issuance of a right to subscribe for new shares, if the Company carries out a stock split or reverse split, the paid-in amount shall be adjusted in accordance with the following numerical formula and the amount below one yen arising from adjustment shall be rounded up.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or reverse split}}$$

If issuance of new shares (excluding the issuance of shares by exercising a right to stock option) or disposition of reacquired stocks is made at less than the market price, the paid-in amount shall be adjusted in accordance with the following numerical formula and an amount below one yen arising from adjustment shall be rounded up.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares to be issued} \times \text{Paid-in amount per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares to be issued}}$$

In this regard, if the Company disposes of the reacquired stocks, "number of shares to be issued" shall read as "number of reacquired stocks to be disposed."

(6) Period of Exercising Rights to Subscribe for New Shares

From July 2006 to June 30, 2009

(7) Conditions for Exercising Rights to Subscribe for New Shares

① Those who have been allocated the right to subscribe for new shares must retain the status of an employee of the Company or of either a Director or an employee of affiliated companies at the time of exercising a right.

② Other conditions for exercising a right shall be determined by a resolution of the Board of Directors to issue rights to subscribe for new shares.

(8) Causes and Conditions for Cancellation of Rights to Subscribe for New Shares

① In the event that a merger contract, in which the Company is a defunct company, has been approved, or that a proposal for approval of a stock swap agreement, in which the Company becomes a wholly owned subsidiary, or a proposal for a transfer of stocks has been approved at a General Meeting of Shareholders, the Company may cancel the right to subscribe for new shares without consideration, except for the case in which the surviving company or the full parent of the Company shall succeed the obligation to grant rights to subscribe for new shares.

② In the event that a holder of a right to subscribe for new shares cannot exercise the right to subscribe for new shares due to the loss of status as an employee of the Company or either a Director or an employee of affiliated companies, the Company may cancel the right to subscribe for new shares without consideration.

(9) Restriction on Transfer of Right to Subscribe for New Shares

If the right to subscribe for new shares is to be transferred, the approval of the Board of Directors shall be required.

Dear Sirs and Madams

May 20, 2004

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Managing Director: Yukio Takashima TEL: (025) 524-5124

Notice of Changes of Officers

The Company had not decided a change in officers in the closing announcement as of April 23, 2004. At the Board of Directors meeting held on May 20, 2004, it was decided as follows and we hereby inform you.

(1) Nominee for new Director

Director: Takashi Miwa

(currently Managing Operating Officer in charge of Engineering Division, Engineering Division, Electronics Materials Department and Manufacturing Engineering Department, Coating Group)

(2) Nominee for new Auditor

Auditor: Yoshiaki Ohno (currently Managing Director of Daishi Bank, Ltd.)

(3) Resigning Auditor: Yukio Ogasawara (currently Auditor)

(4) Scheduled Date of Assumption of Post: June 29, 2004

June 3, 2004

To Our Shareholders

Arisawa Manufacturing Co., Ltd.

Chief Executive Officer: Sanji Arisawa

1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture

Notice of Convening the 56th General Meeting of Shareholders

Dear Shareholders,

We hope you are all healthy and prosperous.

Now, we would like to call a convening of the 56th General Meeting of Shareholders as follows. We would very much appreciate it if you could attend this meeting.

If you cannot attend the meeting, we would like you to fill in and return the Form for Exercise of Voting Rights. Upon reviewing the attached materials, please enter a yes or no in the designated column and place your seal.

Sincerely

1. **Date:** 10:00 a.m., June 29 (Tue.), 2004
2. **Place:** Conference Room, Head Office, Arisawa Manufacturing Co., Ltd.
   1-5-5, Minami-Honmachi, Joetsu City, Niigata Prefecture
3. **Purpose of Meeting**

   Reporting Matters: Report of business report, balance sheet and income statement for the 56th Term (from April 1, 2003 to March 31, 2004)

   Resolution Matters:

   Proposition No. 1: Approval of Proposal for profit appropriation for the 56th Term

   Proposition No. 2: Partial Amendment of the Articles of Incorporation
   Outline of the Proposition is as described in "References for Exercising Voting Rights," pages 27 and 28.

   Proposition No. 3: Appointment of one (1) Director

   Proposition No. 4: Appointment of three (3) Auditors

   Proposition No. 5: Termination of payment in connection with abolition of the scheme of retirement bonuses to retiring directors and auditors

   Proposition No. 6: Revision of compensation amount for directors and auditors

   Proposition No. 7: Issuance of right to subscribe for new shares with particularly favorable conditions to those who are not shareholders
   Outline of the Propositions is as described in "References for Exercising Voting Rights," pages 32 to 34.

If you can attend the meeting on the date noted above, we would kindly ask that you present the enclosed Form for Exercise of Voting Rights at the meeting reception desk.